
03022985

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NEC Electronics Corporation

*CURRENT ADDRESS 7-1, Shiba 5-chome
Minato-ku, Tokyo
Japan

**FORMER NAME

**NEW ADDRESS


PROCESS
JUN 30 2003
THOMSON FINANCIAL

FILE NO. 82- 34733 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DATE: 6/23/03


JUN 1 6 2003

Exhibit 1:

English translation of Notice of Convocation, dated November 5, 2002, of the Extraordinary General Meeting of Shareholders

03 JUN 20 AM 7:21

NEC Electronics Corporation

1753, Shimonumabe, Nakahara-ku,
Kawasaki, Kanagawa

Kaoru Tosaka
President

November 5, 2002

To Our Shareholder: NEC Corporation
7-1, Shiba 5-chome, Minato-ku, Tokyo

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The Extraordinary General Meeting of Shareholders of NEC Electronics Corporation will be held as follows. If you wish to attend by proxy, please present a letter of proxy at the meeting.

We would like to shorten the period set forth in Article 232 Paragraph 1 of the Commercial Code of Japan so please set your seal upon and then return the attached letter of consent.

1. DATE: November 15, 2002 (Friday) at 8:30 A.M.

2. PLACE: Conference room No.1203 of the head office of NEC Electronics Corporation at 1753, Shimonumabe, Nakahara-ku, Kawasaki, Kanagawa, Japan

3. AGENDA OF THE MEETING

   MATTERS TO BE VOTED UPON:
   (1) Amendment to parts of the Articles of Incorporation.
   (2) Election of one Corporate Auditor.
   (3) Determination of remuneration for Directors.
   (4) Determination of remuneration for Corporate Auditors.

Doc#: TK1: 47338_8

REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS

Proposal No. 1: Amendment to Parts of the Articles of Incorporation

The Articles of Incorporation of the Company is proposed to be amended, in part, as follows:

(Amendments proposed are underlined.)

Current Text	Proposed Text	Reason for Amendment
Article 1. (Trade Name) The Company is called NEC Electronics Kabushiki Kaisha, and its registered name is expressed as "NEC Electronics Kabushiki Kaisha". Its English expression shall be NEC Electronics Corporation.	Article 1. (Trade Name) The Company is called NEC Electronics Kabushiki Kaisha. Its English expression shall be NEC Electronics Corporation.	This provision is proposed to be amended because it became permissible to use the Roman alphabet in the registration of trade name pursuant to the enactment of the "Ministerial Ordinance Amending Parts of the Commercial Registration Regulation of Japan, etc." (Ordinance of the Ministry of Justice No.47 of 2002), etc.
Article 15. (Term of Office) The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period ending within two years following his/her assumption of office.	Article 15. (Term of Office) The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period ending within one year following his/her assumption of office.	This provision is proposed to amend the term of office of directors in order to react to the rapid change of business environment and achieve flexibility of management.
Article 31. (Initial Term of Office of Directors and Corporate Auditors) Notwithstanding the provisions of Article 21, Article 15 and the initial term of office of Directors and Corporate Auditors of the Company shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period ending within one	Article 31. (Initial Term of Office of Corporate Auditors) Notwithstanding the provisions of Article 21, the initial term of office of Corporate Auditors of the Company shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period ending within one year following his/her assumption of office.	Article 31 is proposed to be amended accordingly, due to the amendment of Article 15.

year following his/her assumption of office.		

Proposal No. 2: Election of One Corporate Auditor

To further improve the audit system, we would like to increase the number of corporate auditors by one. The candidate for the position of corporate auditor is as follows.

For the purpose of proposing this matter, the consent of the Board of Corporate Auditors has been obtained.

Name (Date of birth)	Career Highlights		Number of our shares owned
Yasuyuki Shibata (November 29, 1931)	April 1961	Assistant Judge of the Tokyo District Court	None
	April 1971	Judicial Research Official of the Supreme Court	
	April 1976	Judge of the Tokyo District Court	
	January 1980	Judge of the Tokyo High Court	
	April 1982	Judicial Research Official of the Supreme Court	
	April 1987	Division Chief Judge of the Tokyo District Court	
	August 1990	Chief Judge of the Maebashi Family Court	
	March 1992	Division Chief Judge of the Tokyo High Court	
	April 1996	Resign from the Tokyo High Court Professor of Faculty of Law of Toin University of Yokohama	
	July 1996	Register as Attorney-at-Law	
	March 2000	Resign as Professor of Faculty of Law of Toin University of Yokohama	

(Note) Mr. Yasuyuki Shibata is a candidate for outside directors defined in Article 18-1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

Proposal No. 3: Determination of Remuneration for Directors

It is proposed that remuneration for directors be fixed within eight million Japanese yen per month and that the board of directors be authorized to decide the distribution and method of payment, etc. in respect of the remuneration for directors.

Proposal No. 4: Determination of Remuneration for Corporate Auditors

It is proposed that remuneration for corporate auditors be fixed within four million Japanese yen per month and that the board of corporate auditors be authorized to decide the distribution and method of payment, etc. in respect of the remuneration for corporate auditors.

Exhibit 2:

English translation of Notice of Convocation dated January 22, 2003 of the Extraordinary General Meeting of Shareholders

NEC Electronics Corporation

1753, Shimonumabe, Nakahara-ku,
Kawasaki, Kanagawa

Kaoru Tosaka
President

January 22, 2003

To Our Shareholder: NEC Corporation
7-1, Shiba 5-chome, Minato-ku, Tokyo

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The Extraordinary General Meeting of Shareholders of NEC Electronics Corporation (the "Company") will be held as follows. If you wish to attend by proxy, please present a letter of proxy at the meeting.

We would like to shorten the period set forth in Article 232 Paragraph 1 of the Commercial Code of Japan so please set your seal upon and then return the attached letter of consent.

1. DATE: January 22, 2003 (Friday) at 5:15 P.M.

2. PLACE: Decision room (DR-3) on 38 floor of the head office of NEC Corporation at 7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan.

3. AGENDA OF THE MEETING

   MATTERS TO BE VOTED UPON:
   Amendment to parts of the Articles of Incorporation.

REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS

Proposal:

Amendment to Parts of the Articles of Incorporation

The Articles of Incorporation of the Company are proposed to be amended, in part, as follows:

(Amendments proposed are underlined.)

Current Text	Proposed Text	Reason for Amendment
(New Provision)	Article 6. (Number of Shares Constituting One Unit of Shares) 1. The number of shares constituting one unit of shares of the Company shall be one hundred (100). 2. The Company shall not issue share certificates with respect to any number of shares constituting less than one unit (hereinafter called "shares less than one unit").	On November 15, 2002, we applied to be listed on the Tokyo Stock Exchange, aiming to be listed in March 2003. In preparation for the official approval of the listing application and completion of the listing, this Article is proposed to be established to reduce expenses relating to administration of shareholders while assuring a certain degree of liquidity for our shares.
Article 6. (Regulations Regarding Handling of Shares) The denominations of share certificates, entry of a change in the name of a shareholder, registration of the creation of a pledge, manifestation of a trust, reissuance of a share certificate, and any other procedures relating to shares as well as fees thereof, shall be governed by the Share Handling Regulations established by the Board of Directors.	Article 7. (Regulations Regarding Handling of Shares) The denominations of share certificates, entry of a change in the name of a shareholder, registration of the creation of a pledge, manifestation of a trust, purchase of shares less than one unit, reissuance of a share certificate, and any other procedures relating to shares as well as fees thereof, shall be governed by the Share Handling Regulations established by the Board of Directors.	This is to amend the current Article 6 by creating the proposed Article 6, and to reduce the article number by 1.

(New Provision)	Article 8. (Transfer Agent) 1. The Company shall appoint a Transfer Agent for shares. 2. The Transfer Agent and its office shall be designated by a resolution of the Board of Directors. 3. The Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same interpretation being applicable) of the Company shall be kept at the office of the Transfer Agent, and the Transfer Agent shall handle the entry of a change in the name of a shareholder, purchase of shares less than one unit and any other business relating to shares, no such businesses being handled by the Company.	In preparation for the official approval of the listing application and completion of the listing, this Article is proposed to be established to establish a Transfer Agent and entrust to him/her tasks relating to the entry of a change in the name of a shareholder, purchase of shares less than one unit and any other business relating to shares, for the convenience of each shareholder and to streamline the Company's operations.

Article 7. (Record Date) The shareholders (including beneficial shareholders; hereinafter the same interpretation being applicable) recorded (including registered; hereinafter the same interpretation being applicable) in the last Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same interpretation being applicable) of each business period shall be deemed the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for that business period.	Article 9. (Record Date) The shareholders (including beneficial shareholders; hereinafter the same interpretation being applicable) recorded (including registered; hereinafter the same interpretation being applicable) in the last Register of Shareholders of each business period shall be deemed the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for that business period.	The current Article 7 is proposed to be amended and to be renumbered as Article 9, due to the additions of the proposed Article 6 and the proposed Article 8.
Article 8 to Article 30 (omitted)	Article 10 to Article 32 (unchanged)	The current Articles 8 through 30 are proposed to be renumbered sequentially as Articles 10 through 32, due to the additions of the proposed Article 6 and the proposed Article 8.

Article 31. (Initial Term of Office of Directors and Corporate Auditors) Notwithstanding the provisions of Article 21, the initial term of office of Directors and Corporate Auditors of the Company shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period ending within one year following his/her assumption of office.	Article 33. (Initial Term of Office of Corporate Auditors) Notwithstanding the provisions of Article 23, the initial term of office of Corporate Auditors of the Company shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period ending within one year following his/her assumption of office.	The current Article 31 is proposed to be amended and to be renumbered as Article 33, due to the additions of the proposed Article 6 and the proposed Article 8.

Exhibit 3:

English translation of Notice of Convocation dated May 29, 2003 of the Ordinary General Meeting of Shareholders

NEC Electronics Corporation

1753, Shimonumabe Nakahara-ku,
Kawasaki, Kanagawa

Kaoru Tosaka
President

May 29, 2003

To Our Shareholder: NEC Corporation
7-1, Shiba 5-chome, Minato-ku, Tokyo

NOTICE OF THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

The First Ordinary General Meeting of Shareholders (the "Meeting") of NEC Electronics Corporation (the "Company") will be held as follows. If you wish to attend by proxy, please present a letter of proxy at the Meeting.

1. DATE: June 13, 2003 (Friday) at 10:30 A.M.

2. PLACE: Conference room 1203 of the head office of NEC Electronics Corporation at 1753, Shimonumabe, Nakahara-ku, Kawasaki, Kanagawa, Japan

3. AGENDA OF THE MEETING

MATTERS TO BE REPORTED UPON:

Report on contents of the business report, balance sheet and statement of income with respect to the 1st Business Period from November 1, 2002 to March 31, 2003.

MATTERS TO BE VOTED UPON:

(1) Approval of the plan for disposition of income with respect to the 1st Business Period.

(2) Amendment to parts of the Articles of Incorporation.

(The outline of this proposal is set forth in "REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS" below (pp. 19 to 20.)

(3) Election of four Directors.

(4) Election of three Corporate Auditors.

(5) Issue of stock acquisition rights under specially favorable conditions to persons other than shareholders for the purpose of granting stock options. (The outline of this

proposal is shown in "REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS" described below (pp. 24 to 27.)

(6) Presentation of retirement allowances to retiring Corporate Auditor.

Business Report

(From November 1, 2002 through March 31, 2003)

1. Review of operations

(1) Progress and Results of Operations

Under the method prescribed in the Commercial Code that allows for establishment of a new company by corporate separation, the Company was established on November 1, 2002, as a wholly-owned subsidiary of NEC Corporation, succeeding to all of NEC Corporation's operations related to semiconductor research, development, manufacturing, sales and services, except for general purpose DRAM operations.

The following is a report on the progress and results of operations during the period. During the period, Japan's economy showed signs of a partial recovery in the areas of personal consumption and corporate capital expenditures, but continued to be plagued by serious issues such as advancing deflation, deepening instability in the financial sector, and worsening employment conditions. In addition, there is concern about a deepening of the economic recession due to uncertainty concerning the future of the world economy that accompanies the war in Iraq.

In the semiconductor industry, market conditions are recovering due particularly to the recovery of products for consumer electronics, mobile handsets and automotive applications. Due to the potentially large market size and expectations of high growth regarding these product areas, demand is expected to further increase particularly for high functionality semiconductors. Nevertheless, semiconductor manufacturers are not the only participants in the markets for these products, and the competitive environment is severe due to the entry of and efforts being expended by household electronics manufacturers and automobile manufacturers in these markets.

Within this business environment, the Company has aimed for stable growth and expanded earnings by specializing in operations focused on system LSIs, and has striven to promote innovations in production and reductions in fixed costs and material costs, as a result of which sales in this period were ¥221.3 billion and net income was ¥1.7 billion.

(2) Challenges to be Addressed by the Company

The semiconductor industry, having large fixed expenses such as equipment depreciation costs and the like, is classified as being an "equipment industry," and the large impact that economic changes have on business performance is a common concern throughout the industry. The Company by addressing the issues set forth in the following items (1) through (5) aims to achieve stable growth and expand earnings focusing on system LSI related operations that involve working closely with customers to provide solutions.

(1) Strengthening Relationships with Customers

The Company seeks to maximize customer satisfaction by establishing for each key customer an account manager who actively proposes solutions to customer problems, and providing customers with optimal solutions.

(2) Strengthening Design Technology, Software Development, Process Technology and Packaging Technology

The Company is striving to strengthen its basic technologies to attract customers by strengthening product design technology, software development, processing technology related to silicon processing, and technology related to packaging, all of which are fundamental technologies essential to providing solutions, and creating optimal combinations of these technologies with high reliability.

(3) Focus on Growth Sectors

By focusing on next generation mobile handsets, high-end work stations and servers, digital AV equipment and flat-panel display modules, automotive devices primarily concerning engine control and other markets for which high growth is predicted and in which the Company is strong, the Company will enhance its understanding of the trends and customer needs in these various markets, and strive to provide solutions that achieve high customer satisfaction.

(4) Further Improvements in Productivity and Quality Level

In connection with the production of semiconductors, the Company will further promote "innovations in production" that simultaneously bring about shortened manufacturing times, flexible responses to changes in demand, and reduced costs and will implement quality control to reduce product defects to near zero, and will consider selectively using outside foundries to enable rapid responses to changes in demand and production flexibility. In addition, the Company will actively expand the production of labor intensive goods in China and other overseas locations.

In addition, the Company will improve operational efficiency from manufacturing through sales and delivery by building an information system that globally links data concerning production, sales and distribution, allowing for optimal supply chain management.

(5) Implementation of Speedy Management and an Organizational Culture Capable of Rapidly Responding to Changes

At the time of its establishment, the Company created a flat corporate organizational structure with few levels of hierarchy and selected enterprising young people for management positions. In addition, the Company is in the process of completely revamping the information system that supports management, and is implementing speedy management that is fully capable of responding to global competition.

Regarding the personnel system, the Company is building a merit based system, and plans to implement an incentive system to form an organizational culture that actively promotes change.

(3) Results of Operations and Condition of Assets

In the 2002 fiscal period (the five-month period from November 1, 2002 through March 31, 2003), the first financial period for the Company since its new establishment by corporate separation, sales reached ¥221.3 billion and ordinary income reached ¥3.9 billion. Net income was ¥1.7 billion due to the accrual of special losses representing unrealized losses on investment securities brought about by weakness of the stock market.

Category	Fiscal Period	Current Fiscal period (11/1/02-3/31/03)
Net Sales	(100 millions of yen)	2,213
Ordinary income		39
Net income		17
Net income per share (yen)		17.84
Total Assets	(100 millions of yen)	5,878
Net Assets		3,367

(4) Capital Expenditures

During the period, the Company invested a total of ¥6.1 billion in capital expenditures, with the aim of expanding research and development facilities and production facilities for semiconductors.

(5) Financing

In the current fiscal period, the Company borrowed ¥80 billion in long-term syndicated loans from a group of banks for working capital and capital investments.

2. Overview of Conditions (As of March 31, 2003)

(1) Major Operations

The Company's main business is the research, development, manufacture, sale and servicing of semiconductors other than general purpose DRAM.

(2) Shares

1. Total Number of Authorized Shares — 400,000,000 shares
2. Total Number of Shares Issued — 100,000,000 shares
3. Number of Shareholders — 1 person (NEC Corporation holds 100% of the voting rights)

(3) Work Force

Category	No. of Employees	Average age	Average length of service
Male	4,950	38.5	15.1 years
Female	1,057	33.7	12.9 years
Total/average	6,007	37.7	14.7 years

(4) Important business affiliations

(1) Relationship with Parent Company

NEC Corporation is the parent company of the Company and holds 100 million shares (100% of the voting rights) of the Company. The Company sells through its sales subsidiaries system LSIs and other products to NEC Corporation and NEC Corporation affiliate companies. The Company leases a portion of its headquarter building and offices from NEC Corporation, and outsources portions of its research and development and staff related operations to NEC Corporation.

(2) Major Subsidiaries

Name of Company	Capital	Percentage of voting rights	Main business
	(1 million Yen)		
NEC Compound Semiconductor Devices, Ltd.	10,000	100	Development, manufacture and sale of optical device and microwave device.
NEC Deviceport, Ltd.	2,000	100	Sale of electronic components.
NEC Yamagata, Ltd.	1,000	100	Development, manufacture (front-end and back-end processes) and sale of IC and discrete semiconductors.

Name of Company	Capital	Percentage of voting rights	Main business
NEC Kansai, Ltd.	1,000	100	Development, manufacture (front-end and back-end processes) and sale of IC and discrete semiconductors.
NEC Kyushu, Ltd.	1,000	100	Manufacture (front-end and back-end processes) and sale of IC and discrete semiconductors.
NEC Fukui, Ltd.	400	100(50)	Development, manufacture (back-end process) and sale of IC and discrete semiconductors.
NEC Yamaguchi, Ltd.	400	100	Manufacture (front-end and back-end processes) and sale of IC.
NEC Semiconductors Kyushu, Ltd.	320	100(100)	Manufacture (back-end process) and sale of IC.
NEC Micro Systems, Ltd.	200	100	Design of IC and development of software.
NEC Electronics America, Inc.	(1,000USD) 380,800	100	Development, manufacture (front-end and back-end processes) and sale of IC.
NEC Semiconductors Ireland, Ltd.	(1,000 Euro) 30,366	100	Manufacture (back-end process) and sale of IC.
NEC Electronics (Europe)GmbH	14,000	100	Sale of electronic components.

Name of company	Capital	Percentage of voting rights	Main business
NEC Semiconductors Singapore, Pte.	(1,000 SGD) 111,000	100	Manufacture (back-end process) and sale of IC.
NEC Electronics Singapore, Pte.	3,000	100	Sale of electronic components.

Name of company	Capital	Percentage of voting rights	Main business
NEC Semiconductors (Malaysia) Sdn, Bhd.	(1,000 RM) 118,237	100	Manufacture (back-end process) and sale of IC and discrete semiconductors.
P.T. NEC Semiconductors Indonesia	(1,000 USD) 15,400	90	Manufacture (back-end process) and sale of IC and discrete semiconductors
NEC Electronics Hong Kong, Ltd.	431	100	Sale of electronic components.
NEC Electronics Taiwan, Ltd.	(1,000 NT$) 100,000	100	Sale of electronic components.

Note: The percentage number in the parenthesis is the ratio of indirectly held shares.

(3) Progress of Business Combination

The subsidiary companies of the Company are the companies (and their subsidiary companies) of which the Company received stock from NEC Corporation through the corporate separation on November 1, 2002, the date of establishment of the Company.

No changes of subsidiary companies occurred during the period.

(4) Results of Combination

There are a total of 24 consolidated subsidiary companies as of the period, including the 12 domestic companies and 12 overseas companies set forth in the Major Subsidiaries section. Consolidated sales for the period was ¥725 billion while consolidated pretax net income was ¥15 billion.

The consolidated sales and consolidated pretax net income stated above is for the whole term (the one-year period from April 1, 2002 through March 31, 2003), prepared in accordance with accounting standards generally accepted in the United States (U.S. accounting standards) as if the business combination had existed from April 1, 2002. In addition, the two companies, Beijing Hua Hong NEC IC Design Co., Ltd. and Shougang NEC Electronics Co., Ltd., which are affiliated with semiconductor operations other than general purpose DRAM, are direct subsidiary companies of NEC Corporation as of the end of this period, and are not subsidiary companies of the Company. Nevertheless, these companies are scheduled to become the Company's subsidiaries once approval is obtained from the Chinese government, and as such, pursuant to U.S. accounting standards, the consolidated sales and consolidated pretax net income stated above contain the results of these two companies.

(5) Major Technology Alliances

Name of partner company	Contract Description
NEC Corporation	License for mutual use of intellectual property rights

(5) Principal Lenders

Creditors	Balance of Borrowings	Number and percentage of the company's shares held by the creditors (percentage of voting rights held)	
	Millions of yen	Thousands of shares	%
Sumitomo Trust and Banking Company, Limited	16,000	—	—
The Development Bank of Japan	10,000	—	—
Sumitomo Mitsui Banking Corporation	7,000	—	—
Mizuho Corporate Bank, Ltd.	4,000	—	—
The Bank of Tokyo-Mitsubishi, Limited	3,500	—	—

(6) Principal Offices and Plants

Name	Location
Head Office	Kawasaki, Kanagawa
Sagamihara Plant	Sagamihara, Kanagawa

(7) Directors and Corporate Auditors

Name	Position at the Company	Responsibility or Principal Occupation
Kaoru Tosaka	President	
Kyoji Yamamoto	* Executive Vice President and Member of the Board	Assist President mainly in important matters related to human resources and production. Head of Environmental Management Division and Purchasing Division.

Name	Position at the Company	Responsibility or Principal Occupation
Hirokazu Hashimoto	* Executive Vice President and Member of the Board	Assist President mainly in important matters related to sales, solutions, and development. Head of Customer Satisfaction Promotion Division.
Shunichi Suzuki	Director	Senior Vice President of NEC Corporation.
Jiro Takashima	Corporate Auditor (full-time)	
Akio Kurosaka	Corporate Auditor (full-time)	
Tomio Nakano	Corporate Auditor	
Yasuyuki Shibata	Corporate Auditor	Attorney-at-Law

Notes:
1. Asterisks denote the directors who have been appointed as corporate officers.
2. Mr. Yasuyuki Shibata was elected as a Corporate Auditor at the extraordinary meeting of shareholders held on November 15, 2002.
3. Messrs. Akio Kurosaka and Yasuyuki Shibata are the outside directors stipulated in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-kaisha.

3. Major facts concerning the status of the Company which arose after the fiscal year ended March 31, 2003.

None.

Balance Sheet

As of March 31, 2003

(In millions of yen)

Assets		Liabilities and shareholders' equity	
Item	Amount	Item	Amount
Current assets	**299,429**	Liabilities	
Cash and deposits	52,413	**Current liabilities**	**166,922**
Cash equivalents	10,000	Notes payable, trade	229
Notes receivable, trade	330	Accounts payable, trade	120,659
Accounts receivable, trade	63,858	Short-term borrowings	44,318
Short-term loans	110,483	Accrued income taxes	200
Accounts due	37,431	Other current liabilities	1,514
Finished goods	7,108	**Non-current liabilities**	**84,177**
Semifinished components and work in process	6,188	Long-term debts	80,000
Raw materials	8,059	Allowance for retirement benefits	1,163
Deferred income taxes	3,300	Other non-current liabilities	3,013
Other current assets	255	**Total liabilities**	**251,099**
Fixed assets	**288,463**	Shareholders' equity	
Property, plant and equipment	**41,544**	**Common stock**	**50,000**
Buildings and structures	7,916	**Capital surplus**	**284,535**
Machinery and equipment	16,824	Additional paid-in capital	284,535
Transportation equipment, tools, furniture and fixtures	15,188		
Construction in progress	1,614	**Retained earning**	**1,784**
Intangible fixed assets	**7,232**	Unappropriated accumulated surplus	1,784
Facility rights	12	(Net surplus for the current period)	(1,784)
Software	7,213		
Other intangible assets	6	**Unrealized gains on investment in securities**	**472**
Investments and other	**239,686**		
Investments in securities	7,382		
Investment in common stock of subsidiaries	95,365		
Long-term loan receivable	87,170		
Long-term prepaid expenses	33,356		
Deferred income taxes	15,978		
Others	432	**Total shareholders' equity**	**336,793**
Total assets	**587,892**	**Total liabilities and shareholders' equity**	587,892

Doc#: TK1: 47338_8

Statement of Income

(for the period from November 1, 2002 to March 31, 2003)

(In millions of yen)

Account	Amount
Ordinary income and expenses	
Operating income and expenses	
Sales	221,362
Operating expenses	159,311
Selling, general and administrative expenses	60,570
Operating income	1,479
Non-operating income and expenses	
Non-operating income	6,885
Interest received	722
Dividends received	5,867
Other non-operating income	294
Non-operating expenses	4,455
Interest received	227
Loss on sale and disposal of fixed assets	1,416
Other non-operating expenses	2,811
Ordinary income	3,909
Extraordinary gains and losses	
Extraordinary loss	1,124
Valuation losses on investment securities	1,124
Net income before income taxes	2,784
Corporate and income taxes	600
Tax adjustment	400
Net income	1,784
Unappropriated accumulated surplus	1,784

(Notes to balance sheet)

1. Reported amounts are in millions of yen, and amounts less than one million yen are discarded. The reported amount, "0," means an amount less than one million yen.

2. Significant accounting policies:

    (1) Basis and method of valuation of assets

    a. Securities:

<table>
<tr><td colspan="2">Investments in subsidiaries and affiliates</td><td>Moving average cost method</td></tr>
<tr><td rowspan="2">Investments in other securities</td><td>Marketable securities</td><td>Fair value method. Unrealized gains and losses on investments in marketable securities are changed to shareholders' equity. Cost of sales for marketable securities are based on the moving average cost.</td></tr>
<tr><td>Non-marketable securities</td><td>Moving average cost method</td></tr>
</table>

Net assets pursuant to Item 6 of Paragraph 1, Article 290 of the Commercial Code of Japan is ¥472 million.

    b. Derivative: Fair value method

    c. Inventories: Lower-of-cost-or-market method based on the cost calculated by the following method:

<table>
<tr><td rowspan="2">Finished goods</td><td>Custom-made products</td><td>Unit method</td></tr>
<tr><td>Mass-produced standard products</td><td>First-in, first-out method</td></tr>
<tr><td rowspan="2">Work in process</td><td>Custom-made products</td><td>Unit method</td></tr>
<tr><td>Mass-produced standard products</td><td>Periodic average method</td></tr>
<tr><td colspan="2">Semifinished components and raw materials</td><td>First-in, first-out method</td></tr>
</table>

    (2) Depreciation method for fixed assets:

Doc#: TK1: 47338_8

Tangible Fixed Assets: Declining balance method
Intangible Fixed Assets: Straight line method

Moreover, the straight line method is adopted for the software used by the Company based on the usable life within the Company (five years).

(3) Basis of provision for allowances:

Allowance for doubtful accounts:

- In order to provide for doubtful accounts, allowance for ordinary receivables is provided based on actual past uncollectible account ratios, and regarding for receivables from parties likely to fail to pay, individual assessments of likelihood to collect are made and the amount predicted to be unrecoverable is accrued. The balance of this account at the end of the period was zero.

Allowance for retirement benefits:

- The Company has adopted a defined benefit-type welfare pension fund system and a lump sum retirement benefit system to payout retirement benefits. To prepare to pay employee retirement benefits, the allowance provides for the expected retirement benefit obligations and pension assets as of the end of the term. Regarding differences arising upon changes in accounting standards, the amount succeeded to from NEC Corporation is allocated proportionally and expensed.

(4) Accounting policies on consumption taxes: Consumption taxes are accounted for as deposits received or deposits paid.

(5) Consolidated tax returns: Effective for the year ended March 31, 2003, the Company files consolidated tax returns.

3. Monetary receivables from controlling shareholder:

Short-term	¥ 2,567 million

4. Monetary payables to controlling shareholder:

Short-term	¥ 6,311 million

5. Monetary receivables from subsidiaries:

Short-term	¥ 156,665million

Long-term	¥ 87,156million

6. Monetary payables to subsidiaries:

Short-term	¥ 94,984million

7. Amount of accumulated depreciation for fixed tangible assets: ¥115,407 million

8. Significant foreign currency based assets and liabilities:

   Trade accounts receivable: ¥21,784 million (US$181,234,000)

   Subsidiary company stock: ¥55,419 million (US$451,047,000)
   ¥8,439 million (S$114,000,000)
   ¥6,356 million (EURO 52,069,000)

   Trade accounts payable: ¥6,617 million (US$55,051,000)

9. Outstanding debt guarantee balance: ¥61,850 million

   Balance of obligations similar to guarantees: ¥1,989 million

10. Earnings per share: ¥17.84

(Notes to statement of operations)

1. Reported amounts are in millions of yen, and amounts less than one million yen are discarded.

2. Transactions with controlling shareholders:

   Sales: ¥15 million
   Purchases: ¥988 million
   Transactions other than business transactions: ¥1,313 million

3. Transactions with subsidiary companies

   Sales: ¥95,936 million
   Purchases: ¥172,958 million
   Transactions other than operations: ¥721 million

4. The amount of research and development costs included under selling, general and administrative expenses is ¥36,577 million.

Plan for Disposition of Income

(Unit : Yen)

Unappropriated Retained Earnings for the Current Term	1,784,906,165
Shall be appropriated as follows:	
Surplus Profit Carried Forward to the Following Term	1,784,906,165

Report of Independent Auditors

April 22, 2003

TO: The Board of Directors
NEC Electronics Corporation (the "Company")

Shin Nihon & Co.
Representative partner and CPA Sadahiko Yoshimura (Seal)
Representative partner and CPA Hideo Kojima (Seal)

We have audited the Statements, which are the balance sheet, the statement of income, the business report (accounting matters only), the plan for disposition of income, and supplementary schedules (accounting matters only) for the 1st business period, from November 1, 2002 to March 31, 2003, of the Company pursuant to Article 2 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha. The accounting matters of the business report and supplementary schedules that we have audited are those matters derived from accounting books and records. The Statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the Statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the Statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation in the Statements and supplementary schedules. We believe that our audit proves a reasonable basis for our opinion. Such audit procedures also include those audit procedures applied to the Company's subsidiaries as we considered necessary in the circumstances.

As a result of the audit, our opinions are as follows:

1. The balance sheet and the statements of income present fairly the Company's financial position and the results of operations in conformity with applicable laws and the Articles of Incorporation.

2. The business report (accounting matters only) presents fairly the Company's affairs in conformity with applicable laws and the Articles of Incorporation.

3. The plan for disposition of income is in conformity with applicable laws and the Articles of Incorporation.

4. As regards the supplementary schedules (accounting matters only), there are no matters that should be reported pursuant to the Commercial Code.

Neither our firm nor we have an interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

REPORT OF THE BOARD OF CORPORATE AUDITORS

We, the board of corporate auditors, received reports from each corporate auditor on the method and results of the audit concerning the performance by the directors of their duties during the 1st business period from November 1, 2002 to March 31, 2003 and upon deliberation prepared this report. We hereby report as follows:

1. Outline of audit method by corporate auditors

In accordance with auditing principles determined by the board of corporate auditors, each corporate auditor attended meetings of the board of directors and other meetings of importance, received reports on operations from directors and employees, examined documents evidencing important authorizations, and inspected the operations and the state of assets. With respect to the Company's subsidiaries, each corporate auditor received reports on operations from directors and employees of relevant divisions and, when necessary, visited the subsidiaries for receiving reports and presentations on their operations, and inspected the operations and the state of assets. Furthermore, each corporate auditor received a report from the accounting auditors on their audit and reviewed the accounting documents and supplementary schedules thereof.

In addition to the auditing procedures mentioned above, each corporate auditor, where necessary, received report from directors and employees in connection with (a) transactions by a director in competition with the Company, (b) transactions between a director and the Company in which the director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and subsidiaries or shareholders of the Company, and (e) acquisition and disposition of stocks of the Company, and investigated the transactions in detail.

2. Results of audit

- The procedures and results of the audit conducted by Shin Nihon & Co., the accounting auditors, are fair and appropriate.
- The business report presents fairly the position of the Company in conformity with applicable laws and the Articles of Incorporation.
- In view of the state of assets of the Company and other circumstances, we have found no matters that must be reported concerning the plan for disposition of income.
- Supplementary schedules fairly present the matters to be disclosed therein and we have found no matters that must be reported in respect thereof.
- We have found no improper acts by directors in the performance of their duties or any material facts in connection with the performance by directors of their duties that constitute any violation of applicable laws or the Articles of Incorporation.
- Upon the investigation of the Company's subsidiaries, we have found no matters that must be reported with regard to the performance by directors of their duties.

We also have found no breach of duties of directors in (a) transactions by a director in competition with the Company, (b) transactions between a director and the Company in which the director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and subsidiaries or shareholders of the Company, and (e) acquisition and disposition of stocks of the Company.

April 23, 2003

Corporate auditor (Full-time) Jiro Takashima (Seal)
Corporate auditor (Full-time) Akio Kurosaka (Seal)
Corporate auditor Tomio Nakano (Seal)
Corporate auditor Yasuyuki Shibata (Seal)

(Note) Messrs. Akio Kurosaka and Yasuyuki Shibata are outside corporate auditors stipulated in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-kaisha

REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS

Proposal No. 1: Approval of the Plan for Disposition of Income with respect to the 1st Business Period

The Plan for Disposition of Income with respect to the 1st Business Period is shown in the documents attached to the Notice of the Ordinary General Meeting of Shareholders (at page 16).

Proposal No. 2: Amendment to parts of the Articles of Incorporation

The Articles of Incorporation of the Company is proposed to be amended, in part, as follows:

(Amendments proposed are underlined.)

Current Text	Proposed Text	Reason for Amendment
Article 8 (Transfer Agent) 1. (omitted) 2. (omitted.) 3. The Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same interpretation being applicable) of the Company shall be kept at the office of the Transfer Agent, and the Transfer Agent shall handle the entry of a change in the name of a shareholder, purchase of shares less than one unit and any other business relating to shares, no such businesses being handled by the Company	Article 8 (Transfer Agent) 1. (unchanged) 2. (unchanged) 3. The Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same interpretation being applicable) and the Register of Lost Share Certificates of the Company shall be kept at the office of the Transfer Agent, and the Transfer Agent shall handle the entry of a change in the name of a shareholder, purchase of shares less than one unit and any other business relating to shares, no such businesses being handled by the Company	This Article is proposed to be amended as the Law Amending the Commercial Code of Japan, etc. (Law No. 44 of 2002) introduced a new system for invalidating share certificates
Article 9 through Article 11 (omitted)	Article 9 through Article 11 (unchanged)	
Article 12 (Requirements for Ordinary Resolution) (omitted)	Article 12 (Requirements for Ordinary Resolution) (unchanged) 2. The resolution of general meetings of shareholders provided for in Paragraph 1, Article 343 of the Commercial Code of Japan shall be passed by not less than two-thirds of votes of shareholders	The new paragraph is proposed to be added to this Article as the Law Amending the Commercial Code of Japan, etc. (Law No. 44 of 2002) now permits, when so provided in the Articles of

Doc#: TK1: 47338_8

Current Text	Proposed Text	Reason for Amendment
	present at a general meeting at which shareholders having not less than one-third of the total number of voting rights of all shareholders are present.	Incorporation, the Company to reduce the quorum of special resolutions to one-third of voting rights of all shareholders.
Article 13 through 30 (omitted)	Article 13 through 30 (unchanged)	
Chapter 7 Supplementary Provision	(deleted)	
Article 31 (Number of Shares to be Issued upon Establishment) The total number of shares to be issued by the Company upon establishment of the Company shall be one hundred million (100,000,000).	(deleted)	This Article is proposed to be deleted as the incorporation of the Company was completed as of November 1, 2002.
Article 32 (First Business Period) The first business period of the Company shall be from the date of establishment of the Company to March 31, 2003.	(deleted)	This Article is proposed to be deleted as the first fiscal period of the Company ended as of March 31, 2003.
Article 33 (Term of Office of First Corporate Auditors) Notwithstanding the provisions of Article 23, the terms of office of the first Corporate Auditors of the Company shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period ending within one year following his/her assumption of office.	(deleted)	This Article is proposed to be deleted as the term of office of each initial auditor will expire upon the close of the 1st ordinary general meeting of shareholders.

Proposal No. 3: Election of Four Directors

Upon the close of this Meeting, the term of office as Director held by Messrs. Kaoru Tosaka, Kyoji Yamamoto, Hirokazu Hashimoto, and Shunichi Suzuki will expire. It is proposed that four Directors be elected. The term of office will commence after the close of this Meeting. The candidates are as follows:

Name (Date of Birth)	Career Highlights		Number of the Company's shares held
Kaoru Tosaka (March 15,1942)	April 1966	Joined NEC Corporation	None
	June 1994	Elected to the Board of Directors of NEC Corporation	
	June 1998	Senior Vice President of NEC Corporation	
	April 2000	Senior Vice President and Company Deputy President of NEC Solutions, NEC Corporation	
	April 2002	Senior Vice President and Company President of NEC Electron Devices, NEC Corporation	
	October 2002	Senior Executive Vice President and Company President of NEC Electron Devices, NEC Corporation	
	November 2002	President of NEC Electronics Corporation (to the present)	
	March 2003	Resigned as Director of NEC Corporation	
Kyoji Yamamoto (October 10,1941)	April 1965	Joined NEC Corporation	None
	June 1999	Elected to the Board of Directors of NEC Corporation	
		Associate Senior Vice President of NEC Corporation	
	April 2000	Resigned as Director of NEC Corporation	
		Associate Senior Vice President of NEC Electron Devices, NEC Corporation	
	October 2002	Senior Vice President and Company Deputy President of NEC Electron Devices, NEC Corporation	
	November 2002	Executive Vice President and Member of the Board of NEC Electronics Corporation (to the present)	

Name (Date of Birth)	Career Highlights		Number of the Company's shares held
Hirokazu Hashimoto (January 26,1943)	April 1966 July 1998 June 2001 October 2001 April 2002 November 2002	Joined NEC Corporation President of NEC Electronics Inc. (currently NEC Electronics America, Inc. Associate Senior Vice President of NEC Electron Devices, NEC Corporation Associate Senior Vice President and Executive General Manager of System LSI Operations Unit of NEC Electron Devices, NEC Corporation Senior Vice President and General Manager of System LSI Operations Unit of NEC Electron Devices, NEC Corporation Executive Vice President and Member of the Board of NEC Electronics Corporation	None
Shunichi Suzuki (February 20,1945)	April 1967 February 1996 July 1999 April 2000 June 2002 November 2002	Joined NEC Corporation General Manager of NEC Corporation Associate Senior Vice President of NEC Corporation Associate Senior Vice President and General Manager of Corporate Strategic Planning & Business Development Division of NEC Corporation Senior Vice President and Member of the Board of NEC Corporation(to the present) Member of the Board of NEC Electronics Corporation (to the present)	None

Proposal No. 4: Election of Three Corporate Auditors

Upon the close of this Meeting, the term of office as Corporate Auditor held by Messrs. Jiro Takashima, Akio Kurosaka, and Tomio Nakano will expire. It is proposed that three Corporate Auditors be elected. The term of office will commence after the close of this Meeting. The candidates are as follows:

Regarding this Proposal, the consent of the Board of Corporate Auditors has been obtained.

Name (Date of Birth)	Career Highlights		Number of the Company's shares held
Jiro Takashima (June 2,1940)	April 1963 July 1988 June 1991 June 1995	Joined NEC Corporation General Manager of Memory Business Division of NEC Corporation Managing Director of NEC Yamaguchi, Ltd. President of NEC Yamaguchi, Ltd.	None

	June 1998 November 2002	President of NEC Kyushu, Ltd. Corporate Auditor of NEC Electronics Corporation	
Akio Kurosaka (February 26,1944)	April 1966 June 1994 July 1996 June 1999 November 2002	Joined NEC Corporation General Manager of Audit Division of NEC Corporation General Manager of Accounting Department of NEC Factory Engineering, Ltd. Corporate Auditor of NEC Leasing, Ltd. Corporate Auditor of NEC Electronics Corporation	None
Yasuo Matoi (December 26,1944)	April 1968 June 1996 April 2000 June 2001	Joined NEC Corporation General Manager of 1st Controller Division of NEC Corporation General Manager of Controller Division of NEC Corporation Associate Senior Vice President of NEC Corporation (to the present)	None

(Note) Mr. Akio Kurosaka is a candidate for outside corporate auditor provided in Paragraph 1, Article 18 of Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Kabushiki-Kaisha.

Proposal No. 5: Issue of Stock Acquisition Rights under Specially Favorable Conditions to Persons Other Than Shareholders for the Purpose of Granting Stock Options

The Company hereby asks for authorization to issue stock acquisition rights under specially favorable conditions to persons other than shareholders, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code, for the purpose of granting stock options.

1. Reason for Issue of Stock Acquisition Rights Under Specially Favorable Conditions to Persons Other Than Shareholders

   To further raise motivation for improvement of the business performance of the Company and its group companies as well as to ensure the management of the Company to take into account increase of corporate value, the Company will issue stock acquisition rights (the "Stock Acquisition Rights") under specially favorable conditions to persons other than shareholders. Since the purpose of this issue is to grant stock options, the Stock Acquisition Rights will be issued without any consideration, and the amount to be paid in for exercise of each Stock Acquisition Right shall be determined on the basis of the market value of shares of common stock of the Company at the time of issue of the Stock Acquisition Rights.

2. Persons to Whom Stock Acquisition Rights Will be Allocated

   Directors, executive officers and employees of the Company and its subsidiaries.

3. Terms and Conditions of the Stock Acquisition Rights

(1) Class and Number of Shares to be Issued or Transferred Upon Exercise of Stock Acquisition Rights

   Not to exceed 1,400,000 shares of Common Stock.

   Provided, however, that if the Number of Granted Shares (as defined below) shall be adjusted pursuant to (2) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the Number of Granted Shares after adjustment by the total number of Stock Acquisition Rights to be issued.

(2) Total Number of Stock Acquisition Rights to be Issued

Not to exceed 14,000.

The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the "Number of Granted Shares") shall be 100. Provided, however, that if the Company splits or consolidates its shares of common stock on or after the date of issue of the Stock Acquisition Rights (the "Issue Date"), the Number of Granted Shares shall be adjusted according to the following formula.

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of split or consolidation

In addition, the Number of Granted Shares shall be appropriately adjusted to the extent necessary and reasonably, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Number of Granted Shares shall be required.

The adjustment above shall be made only to Stock Acquisition Rights unexercised at the relevant time. Any fraction less than one (1) share resulting from such adjustment shall be discarded.

(3) Issue Price of Stock Acquisition Rights

No consideration shall be paid.

(4) Amount to be Paid in for Exercise of Stock Acquisition Rights
The amount to be paid in per share to be issued or transferred upon exercise of the Stock Acquisition Rights (the "Exercise Price") shall be the amount obtained by multiplying the average of closing prices in the regular trading of the shares of common stock of the Company on the Tokyo Stock Exchange on each day (excluding days when there is no trading) of the month preceding the month to which the Issue Date belongs, by 1.05 and any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen. Provided, however, that if such obtained amount is less than the closing price of the

day immediately preceding the Issue Date (if the closing price does not exist on such day, the closing price on the day immediately preceding such day), such closing price shall be the Exercise Price.

Provided, however, that in case the Company splits or consolidates its shares of common stock on or after the Issue Date, the Exercise Price shall be adjusted according to the following formula and any fraction less than one (1) yen resulting from this adjustment shall be rounded up to the nearest one (1) yen:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

In addition, the Exercise Price shall be appropriately adjusted to the extent necessary and reasonable, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Exercise Price shall be required.

(5) Exercise Period of Stock Acquisition Rights

The exercise period will be sometime within the period from the Issue Date to the day on which four (4) years have passed from the Issue Date, which will be determined by the Board of Directors of the Company.

(6) Conditions for Exercise of Stock Acquisition Rights

(i) Each Stock Acquisition Right shall not be exercised in part.

(ii) The Stock Acquisition Rights shall not be exercised on or after the approval at the General Meeting of Shareholders of a merger agreement in which the Company is not the continuing company.

(iii) The Stock Acquisition Rights shall not be exercised on or after the approval at the General Meeting of Shareholders of a share exchange agreement or matters

concerning share transfer in which the Company will be a wholly-owned subsidiary of another company.

(iv) Other conditions for exercise shall be as provided for in the "agreement for allocation of stock acquisition rights" between the allottee and the Company pursuant to the resolutions adopted at this Ordinary General Meeting of Shareholders and the Board of Directors of the Company.

(7) Cancellation of Stock Acquisition Rights

No event or condition of cancellation shall be determined.

(8) Restriction on Transfer of Stock Acquisition Rights

Stock Acquisition Rights cannot be transferred unless an approval of the Board of Directors shall be obtained.

(9) Others

The issue of Stock Acquisition Rights is subject to the listing of the shares of common stock of the Company on the Tokyo Stock Exchange by the Issue Date.

Proposal No. 6: Presentation of Retirement Allowances to Retiring Corporate Auditor

Upon the close of this Meeting, the term of office of Mr. Tomio Nakano as Corporate Auditor will expire. It is proposed that a retirement allowance within a reasonable amount according to the rules of the Company be presented to the above-mentioned retiring Corporate Auditor, in reward for his services to the Company during his term. It is, further proposed that the Corporate Auditors then in office be authorized to decide the amount, timing, and method of payment in respect of the retirement allowances to the retiring Corporate Auditor.

The brief profile of the retiring Corporate Auditor is as follows.

Name	Career Highlights
Tomio Nakano	November 2002 Elected to Corporate Auditor (to the present)

Exhibit 4:

English translation of Press Release dated November 1, 2002





NEC Electronics Corporation Commences Operation

TOKYO, November 1, 2002

NEC Electronics Corporation today announced that it has separated from NEC Corporation by way of corporate separation (kaisha bunkatsu), and is now a wholly-owned subsidiary dedicated to providing semiconductor solutions to customers worldwide.

Kaoru Tosaka, the former president of NEC Electron Devices, was appointed president of NEC Electronics at the company's board meeting held in Japan earlier today. Joining him to manage the new company are Kyoji Yamamoto and Hirokazu Hashimoto, Executive Vice Presidents and Members of the Board; board member Shunichi Suzuki; and corporate auditors Jiro Takashima, Akio Kurosaka and Tomio Nakano.

"Our long operating history, industry expertise and technical capabilities allow us to offer customers a broad range of solutions to meet their specific needs, from designing, developing, manufacturing and servicing of custom semiconductors to providing a discrete semiconductor solution" said Mr. Tosaka, "We intend to further advance our leading position as an innovative global provider of complex integrated circuit solutions by developing a dynamic business model that will enable us to react quickly to customer and market requirements."

NEC Electronics Corporation has the following core strengths: 1) the ability to provide advanced technologies and highly reliable products developed through its vertically-integrated company structure, 2) extensive system knowledge in specific applications such as automotive, mobile handsets, DVDs and digital still cameras, and 3) a global sales network. Leveraging these strengths, the company will aim to become a semiconductor solutions provider that meets the expectations of its customers.

The new company has established three business development operations units to better promote these strengths. The first development operations unit will provide advanced technology solutions, targeting high-end applications such as servers and workstations. The second development operations unit will provide system solutions for applications including mobile handsets, PC peripherals, automotive and digital consumer products. The third development operations unit will provide platform solutions through which the company can offer a diverse range of semiconductor products including MCUs, gate arrays, SRAMs, and discrete semiconductors.

About NEC Electronics Corporation
NEC Electronics Corporation is a wholly-owned subsidiary of NEC Corporation, one of the world's leading providers of Internet, broadband network and enterprise business solutions. NEC Electronics specializes in semiconductor products encompassing advanced technology solutions for the broadband and communications markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 24 subsidiaries worldwide including NEC Electronics America, Inc. and NEC Electronics (Europe) GmbH. For additional information, visit the company's website at http://www.necel.com.

Outline of NEC Electronics Corporation

Outline of NEC Electronics Corporation	
Company name:	NEC Electronics Corporation
Incorporation:	November 1, 2002
President:	Kaoru Tosaka
Major operations:	Research and development, manufacturing, sales

	and services of semiconductors (except for general-purpose DRAMs)
Head office:	Kawasaki City, Kanagawa Prefecture, Japan
Stated Capital:	50 billion yen
Number of shares to be issued at the time of establishment:	100 million shares of common stock
Net sales:	Approximately 700 billion yen
Employees:	24, 000 Japan - 18,800 Overseas - 5,200

***

Exhibit 5:

English translation of Press Release dated November 1, 2002





NEC Electronics Corporation Announces Executive Personnel Changes

***For Immediate Use November 1, 2002

NEC Electronics Corporation announced today that the board of directors has made its executive appointments as follow:

New Title	Name	Former Title
President	**Kaoru Tosaka** (will concurrently maintain position as Member of the Board of NEC Corporation)	Executive Vice President and Member of the Board and Company President, NEC Electron Devices, of NEC Corporation
Executive Vice President and Member of the Board	**Kyoji Yamamoto**	Senior Vice President, NEC Electron Devices and Company Deputy President, NEC Electron Devices
Executive Vice President and Member of the Board	**Hirokazu Hashimoto**	Senior Vice President, NEC Electron Devices and Executive General Manager, System LSI Operations Unit, NEC Electron Devices
Member of the Board	Shunichi Suzuki (will concurrently hold both positions at NEC Corporation and NEC Electronics Corporation)	Senior Vice President and Member of the Board of NEC Corporation
Corporate Auditor	Jiro Takashima	President, NEC Kyushu, Ltd.
Corporate Auditor	Akio Kurosaka	Corporate Auditor, NEC Lease, Ltd.
Corporate Auditor	Tomio Nakano	General Manager, Structural Reform Promotion Division, NEC Electron Devices
Senior Vice President, Manufacturing Operations Unit	Hideto Goto	Associate Senior Vice President, NEC Electron Devices and Senior General Manager, System LSI Operations Unit, NEC Electron Devices
Senior Vice President, President of NEC Electronics America, Inc.	Toshio Nakajima	Associate Senior Vice President, NEC Electron Devices and President, NEC Electronics, Inc.
Senior Vice President, HR and Legal Unit	Koji Watanabe	Vice President, NEC Corporation
Senior Vice President, Sales and Marketing Operations Unit	Yoshikazu Inada	Vice President, NEC Electron Devices
Senior Vice President, 1st Business Development Operations Unit	Keiji Suzuki	Vice President, NEC Electron Devices and Executive General Manager, General-purpose Device Operations Unit, NEC Electron Devices

***

Exhibit 6:

English translation of Press Release dated January 29, 2003

NEC Electronics Signed JPY 110 Billion Syndicated Loan Agreements

KAWASAKI, Japan, Jan.29, 2003
NEC Electronics Corporation announced that it signed JPY 110 billion syndicated loan agreements with 39 financial institutions on January 28, 2003. The syndicated loan facilities are comprised of a five-years loan, a three-years loan and a 364-days committed revolving facility.

These syndicated loans were arranged by Sumitomo Mitsui Banking Corporation, The Sumitomo Trust & Banking Co, The Bank of Tokyo Mitsubishi, Mizuho Corporate Bank and Development Bank of Japan. Among them, Sumitomo Mitsui Banking Corporation was nominated as the coordinating arranger and a settlement agent.

In Japan, syndicated loans are normally arranged on a "best effort" basis, which does not guarantee the borrower to finance an expected amount until the deal has been completed. In this deal, however, NEC Electronics and arrangers agreed to take an underwriting method, where the underwriting arrangers would assume all the unsubscribed amounts by the invited financial institutions, thus the electronic company could make sure that it would finance all the expected amount at the early stage of the deal.

Upon the corporate separation, NEC Electronics assumed only short-term loan facilities from the parent company, NEC Corporation, but it now has been provided with its own medium and short-term facilities and has established bank relationships, which are expected to accommodate its future operations.

About NEC Electronics Corporation
NEC Electronics Corporation is a wholly owned subsidiary of NEC Corporation (NASDAQ: NIPNY) (FTSE: 6701q.l), one of the world's leading providers of Internet, broadband network and enterprise business solutions. NEC Electronics specializes in semiconductor products encompassing advanced technology solutions for the broadband and communications markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 24 subsidiaries worldwide including NEC Electronics America, Inc. and NEC Electronics (Europe) GmbH. For additional information, visit the company's website at **http://www.necel.com**.

###

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June 19, 2003


RECD S.E.C.
JUN 1 9 2003
1086

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number Pending
Information Furnished Pursuant to
<u>12g3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

On behalf of NEC Electronics Corporation, a joint stock company organized under the laws of Japan (the "Company"), we submit the enclosed documents pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"). On June 16, 2003, we submitted on behalf of the Company an application for an exemption from the registration requirements of Section 12(g) of the Act that is available to foreign private issuers pursuant to Rule 12g3-2(b) under the Act. The enclosed documents are being furnished in accordance with the undertakings in that application letter.

The enclosed documents are furnished with the understanding that such documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such documents shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3597-8101. Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed receipt copy and returning it to our messenger who has been instructed to wait.

Sincerely,

Tong Yu

Enclosures

Doc#: TK1: 47516_2

NEWS RELEASE

03 JUN 20 AM 7:21

NEC

Press Contacts:
Hisashi Saito / Seiko Yabuuchi
Corporate Communications
NEC Electronics Corporation
+81-44-435-1664
h-saito@dc.jp.nec.com
yabu@ap.jp.nec.com

NEC Electronics Approved Issue of New Shares and Sale of Existing Shares

KAWASAKI, Japan, June 16, 2003 — NEC Electronics Corporation (President: Kaoru Tosaka, Code no. 6723) today announced that the board of directors approved today that the Company make an initial public offering consisting of newly issued shares and existing shares sold by a selling shareholder immediately prior to the listing of its shares on the Tokyo Stock Exchange.

1. Offering of newly issued shares

(1) Number of shares to be issued
23,500,000 shares of common stock

9,900,000 shares are to be offered in Japan and 13,600,000 shares are to be offered outside Japan. However, the definitive number of shares to be offered in or outside Japan will be determined on July 14, 2003 taking into account the demand for the 23,500,000 shares.

(2) Issue price
Undecided (to be determined by the board of directors hereafter)
However, if the purchase price (which is the amount to be paid by the underwriters to the Company) is less than the issue price, the issue of new shares will be cancelled.

(3) Portion of issue price which is not accounted as paid-in capital
Undecided (to be determined by the board of directors hereafter)

(4) Offering price
Undecided (to be determined on July 14, 2003 taking into account the market demand; marketing will be made at a price which is above the issue price)

(5) Offering method
Shares will be offered simultaneously in Japan and overseas.

This press release does not represent a solicitation to purchase securities in the U.S. issued by the company. The solicitation and sale of securities issued by the company are not permitted in the U.S., other than in cases where the securities have been registered under the U.S. Securities Act of 1933 or have been exempted from the registration requirement. An English-language prospectus will be prepared in cases where securities are to be offered in the U.S. The prospectus will contain detailed information on the issuing company and its management team, as well as financial statements. NEC Electronics has no intention of registering these securities for sale in the U.S.

NEC Electronics Approved Issue of New Shares and Sale of Existing Shares 2-2-2

(5-1) Japanese offering
All shares, which will be publicly offered, will be underwritten by the following underwriters: Daiwa Securities SMBC Co. Ltd.; Morgan Stanley Japan Limited; Nomura Securities Co., Ltd.; Nikko Citigroup Limited; Shinko Securities Co., Ltd.; Mizuho Securities Co., Ltd.; Mitsubishi Securities Co., Ltd.; Okasan Securities Co., Ltd.; SMBC Friend Securities Co., Ltd.; Matsui Securities Co., Ltd.; and E*TRADE Securities Co., LTD.

(5-2) International offering
Shares will be offered mainly to investors in the U.S. and Europe. However, sales in the U.S. will be restricted to qualified institutional buyers under Rule 144A of the U.S. Securities Act of 1933. All shares will be underwritten by the following underwriters: Morgan Stanley & Co. International Limited; Daiwa Securities SMBC Europe Limited; Deutsche Bank AG London; Goldman Sachs International; J.P. Morgan Securities Ltd.; Merrill Lynch International; Citigroup Global Markets Limited; and Nomura International plc.

However, the issue and offer of new shares will be cancelled if the sale by NEC Corporation of existing shares described in 2. below is cancelled.

(6) Payment handling bank
Sumitomo Mitsui Banking Corporation, Tokyo Main Office

(7) Commissions or fees to underwriters
In lieu of payment of an underwriting fee, the underwriters will receive the difference between the purchase price at which they purchase newly issued shares and the offering price at which they sell the shares to investors.

(8) Subscription period
July 15 (Tuesday) through July 18 (Friday), 2003

(9) Minimum subscription unit
100 shares

(10) Payment date
July 23, 2003 (Wednesday)

(11) Stock certificate delivery date
July 24, 2003 (Thursday)

(12) Date from which dividends accrue
April 1, 2003 (Tuesday)

(13) Other matters to be approved by the board of directors will be decided at meetings of the board of directors to be held hereafter.

This press release does not represent a solicitation to purchase securities in the U.S. issued by the company. The solicitation and sale of securities issued by the company are not permitted in the U.S., other than in cases where the securities have been registered under the U.S. Securities Act of 1933 or have been exempted from the registration requirement. An English-language prospectus will be prepared in cases where securities are to be offered in the U.S. The prospectus will contain detailed information on the issuing company and its management team, as well as financial statements. NEC Electronics has no intention of registering these securities for sale in the U.S.

(14) All above matters related to the Japanese offering are subject to the effect of the registration under the Japanese Securities Exchange Law.

2. Sale of existing shares

(1) Number of shares to be sold

a) 10,500,000 shares of common stock will be sold by NEC Corporation
b) Up to 3,000,000 shares of common stock may be sold as over-allotment in the Japanese offering

(2) Sales price
Undecided (to be determined on July 14, 2003)
The sales price (to be paid by investors) for existing shares will be the same as the offering price (to be paid by investors) for newly issued shares described in section 1. above.

(3) Seller and number of shares to be sold
a) 10,500,000 shares will be sold by NEC Corporation at 7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
b) Up to 3,000,000 shares will be sold as over-allotment by Daiwa Securities SMBC Co. Ltd. at 3-5, Yaesu 1-chome, Chuo-ku, Tokyo, Japan

The total number of shares of a) and b) above will be up to 13,500,000

(4) Selling method

a) 10,500,000 shares of common stock to be sold by NEC Corporation

All shares, which will be sold to the public, will be underwritten by the following underwriters: Daiwa Securities SMBC Co. Ltd.; Morgan Stanley Japan Limited; Nomura Securities Co., Ltd.; Nikko Citigroup Limited; Shinko Securities Co., Ltd.; Mizuho Securities Co., Ltd.; Mitsubishi Securities Co., Ltd.; Okasan Securities Co., Ltd.; SMBC Friend Securities Co., Ltd.; Matsui Securities Co., Ltd.; and E*TRADE Securities Co., LTD.

b) Up to 3,000,000 shares of common stock that may be sold as over-allotment

In connection with the offering by the Company of new shares and the sale by NEC Corporation of existing shares in Japan, Daiwa Securities SMBC Co. Ltd. will sell shares borrowed from NEC Corporation taking into account the market demand for such Japanese offering. All or part of the sale of shares for the purpose of over-allotment may not be made depending upon the market demand.

However, the sale of existing shares described in sections a) and b) will be cancelled if the issue of shares described in 1. above is cancelled.

(5) Subscription period
July 15 (Tuesday) through July 18 (Friday), 2003

(6) Minimum subscription unit
100 shares

(7) Stock certificate delivery date
July 24, 2003 (Thursday)

(8) Other matters to be approved by the board of directors will be decided at meetings of the board of directors to be held hereafter.

(9) All above matters are subject to the effect of the registration under the Japanese Securities Exchange Law.

###

(Appendix: Supplementary information)

1. Summary of public offering and sale of existing shares

(1) Number of shares to be issued or sold

Number of shares to be issued: 23,500,000 shares of common stock

(9,900,000 shares are to be offered in Japan and 13,600,000 shares are to be offered overseas, mainly in the U.S. and Europe. However, sales in the U.S. will be restricted to qualified institutional buyers under Rule 144A of the U.S. Securities Act of 1933. The final number of shares to be offered in Japan or overseas will be determined on July 14, 2003 taking into account the demand for the 23,500,000 shares. The total number of shares to be issued for this public offering may be revised by the board of directors at its meeting to be held on June 30, 2003.)

Number of existing shares to be sold: Up to 13,500,000 shares

a) 10,500,000 shares will be sold by NEC Corporation
b) Up to 3,000,000 shares may be sold as over-allotment*

(2) Demand reporting period
July 2 (Wednesday) through July 11 (Friday), 2003

(3) Price determination date
July 14, 2003 (Monday)
(The offering price (to be paid by investors for new shares) and sales price (to be paid by investors for existing shares) which shall be not less than the issue price will be determined taking into account the market demand.)

(4) Subscription period
July 15 (Tuesday) through July 18 (Friday), 2003

(5) Stock certificate delivery date
July 24, 2003 (Thursday)

(6) Date from which dividends accrue
April 1, 2003 (Tuesday)

Daiwa Securities SMBC Co. Ltd. and Morgan Stanley & Co. International Limited will act as joint global coordinators for the Japanese offering and the international offering.

* Information concerning the sale of existing shares for the purpose of the over-allotment:

The sale of shares for the purpose of the over-allotment will be conducted by Daiwa Securities SMBC Co. Ltd., which will sell up to 3,000,000 shares of NEC Electronics common stock borrowed from NEC Corporation. The shares will be sold in the Japanese offering under the same terms as the offering of newly issued shares and the existing shares described above. This sale will reflect market demand in Japan for the new and the existing shares. As the number of shares is an upper limit, the actual number of shares sold for the purpose of the over-allotment may be less than the upper limit, or none at all, depending on demand for NEC Electronics' shares.

In connection with the borrowing of the common stock from NEC Corporation as described above, Daiwa Securities SMBC Co. Ltd. will be given the option to purchase additional common stock of NEC Electronics from NEC Corporation at the same price as the purchase price at which they purchase the shares up to the number of shares offered for the purpose of the over-allotment (the "over-allotment option"). In the event that Daiwa Securities SMBC Co. Ltd. exercises this option, it is deemed that Daiwa Securities SMBC Co. Ltd. has returned the same number of common stock which were borrowed for the over-allotment sales described above to NEC Corporation by purchasing the shares from NEC Corporation.

Furthermore, Daiwa Securities SMBC Co. Ltd. may, between July 24 and August 15, 2003, purchase on the Tokyo Stock Exchange NEC Electronics shares ("syndicate coverage transactions") up to the maximum number of shares that can be sold for the purpose of the over-allotment for the purpose of returning the shares borrowed from NEC Corporation for the over-allotment sale.

In the event that Daiwa Securities SMBC Co. Ltd. conducts syndicate coverage transactions, Daiwa Securities SMBC Co. Ltd. will not exercise the over-allotment option for the number of shares acquired through the syndicate coverage transactions. Furthermore, during the syndicate coverage transaction period, Daiwa Securities SMBC Co. Ltd. may, at its discretion, decide to completely suspend syndicate coverage transactions or finish these transactions prior to reaching the maximum number of shares.

2. Total number of shares to be issued for the public offering

Current number of shares issued and outstanding:	100,000,000
Number of shares issued for public offering:	23,500,000
Number of shares after public offering:	123,500,000

3. Use of proceeds

Proceeds are to be used for investments in the fiscal year ending on March 31 2004 and subsequent years. This will include ¥82,000,000 thousand for production equipment for the purpose of enhancing our competitiveness and information systems and other

equipment for improving efficiency. Remaining funds will be used for working capital and other requirements.

4. Distribution of earnings to shareholders

(1) Fundamental policy
The fundamental policy regarding the distribution of earnings is to adopt a comprehensive approach that reflects the need to maintain sufficient retained earnings to strengthen the financial position and support future growth as well as the need to return earnings to shareholders in accordance with operating results.

(2) Use of retained earnings
Retained earnings will be used to support future growth through investments that increase operating efficiency, raise manufacturing productivity and bring about other improvements that make the Company more competitive.

(3) Dividends over the past three years
The Company has not paid any dividend for the first fiscal term (from November 1, 2002 through March 31, 2003).

5. Sales of shares to employee stock ownership plan

The underwriters plan to sell a certain percentage of the Japanese public offering of 9,900,000 shares to the Company's employee stock ownership plan.

6. Sales policy

Sales may be made to investors not subscribing for shares, taking into account such factors as the need to satisfy stock exchange listing standards pertaining to the number of shareholders and the liquidity of shares after listing.

Regarding sales to investors that subscribe for shares, the underwriters will, in principle, choose from investors who have subscribed at or above the issue price, taking into consideration investors' degrees of involvement in the subscription, as well as their experience, knowledge, investment policies and other matters connected with equity investments. Decisions will be made in accordance with each underwriter's internal regulations governing such sales.

Regarding sales to investors that have not subscribed for shares, the underwriters will, in principle, choose investors, taking into account their experience, knowledge, investment policies, past transactions with the underwriters and other matters connected with equity investments. Decisions will be made in accordance with each underwriter's internal regulations governing such sales.

###

NEWS RELEASE

NEC

03 JUN 20 AM 7:21

Press Contacts:
Hisashi Saito / Seiko Yabuuchi
Corporate Communications
NEC Electronics Corporation
+81-44-435-1664
h-saito@dc.jp.nec.com
yabu@ap.jp.nec.com

NEC Electronics Announces Financial Targets

KAWASAKI, Japan, June 16, 2003 — NEC Electronics Corporation (President: Kaoru Tosaka, Code no. 6723) today announced its financial targets for the fiscal year ending March 31, 2004 and the first semi-annual period ending September 30, 2003. Details of the targets are as follows:

Targets for the fiscal year ending March 31, 2004
(April 1, 2003 to March 31, 2004)

<Consolidated basis>

(Millions of yen)

	Fiscal Year ending March 31, 2004 (targets)			Fiscal Year ended March 31, 2003 (actual)	
		% of net sales	% of change (YoY)		% of net sales
Net sales	705,000	100.0	97.2	725,093	100.0
Income (loss) before income taxes	44,000	6.2	291.6	15,090	2.1
Net income (loss)	26,000	3.7	270.2	9,622	1.3
Net income per share (yen)	210.53			96.22	

<Non-consolidated basis>

(Millions of yen)

	Fiscal Year ending March 31, 2004 (targets)			Fiscal Year ended March 31, 2003 (actual)	
		% of net sales	% of change (YoY)		% of net sales
Net sales	560,000	100.0	-	221,362	100.0
Ordinary Income (loss)	21,500	3.8	-	3,909	1.8
Net income (loss)	12,500	2.2	-	1,784	0.8
Net income per share (yen)	101.21			17.84	
Dividends per share (yen)	20			-	

Notes:

1. NEC Electronics Corporation was established on November 1, 2002 through a corporate separation of certain operations of NEC Corporation. The above figures of consolidated financial results for the fiscal year 2002 (April 1, 2002 to March 31, 2003) are prepared in accordance with U.S. GAAP SFAS 87.

2. The non-consolidated results are solely for the five-month period between the November 1 establishment of NEC Electronics Corporation and the March 31, 2003 fiscal year-end.

3. The consolidated net income per share for the fiscal year ended March 31, 2003 has been calculated assuming that the 100,000,000 shares issued upon the establishment of the company were outstanding at the beginning of the fiscal year. The non-consolidated net income per share for the fiscal year ended March 31, 2003 has been calculated based on the average number of outstanding shares during the five-month period between November 1, 2002 and March 31, 2003.

4. The consolidated and non-consolidated target net income per share for the fiscal year ending March 31, 2004 are based on the 123,500,000 shares that will have been issued by the end of the same fiscal year including the newly offered shares.

Targets for the first half of this fiscal year (the six month period ending September 30, 2003)

<Consolidated basis>

(Millions of yen)

	Six months ending September 30, 2003 (targets)		
		% of net sales	% of change (YoY)
Net sales	340,000	100.0	-
Income (loss) before income taxes	16,000	4.7	-
Net income (loss)	10,000	2.9	-

<Non-consolidated basis>

(Millions of yen)

	Six months ending September 30, 2003 (targets)		
		% of net sales	% of change (YoY)
Net sales	270,000	100.0	-
Ordinary income (loss)	6,400	2.4	-
Net income (loss)	3,700	1.4	-
Dividends per share (yen)	-		

Note: This press release contains forward-looking statements. The targets set forth in this press release are targets that the company will strive to achieve. They are based on management's estimates and assumptions and are subject to various risks and uncertainties. Actual results may be different from these targets. You should not put undue reliance on forward-looking statements.

###

This press release does not represent a solicitation to purchase securities in the U.S. issued by the company. The solicitation and sale of securities issued by the company are not permitted in the U.S., other than in cases where the securities have been registered under the U.S. Securities Act of 1933 or have been exempted from the registration requirement. An English-language prospectus will be prepared in cases where securities are to be offered in the U.S. The prospectus will contain detailed information on the issuing company and its management team, as well as financial statements. NEC Electronics has no intention of registering these securities for sale in the U.S.